

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 3, 2010

Charles Christian Kirley, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

> **Re: Bigelow Income Properties, LLC**
> **Registration Statement on Form S-11**
> **Filed April 2, 2010**
> **File No. 333-165876**

Dear Mr. Kirley:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   Prior to effectiveness, please also provide a copy of the letter from FINRA or a telephone call informing us that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements.

4.   We note your disclosure on page 12 that you anticipate that the company's shares will be listed on NYSE Amex. Prior to effectiveness, please have a representative from NYSE Amex call the staff, or provide a copy of the NYSE Amex letter, to confirm that your securities have been approved for listing.

5.   We note your disclosure throughout the prospectus that the company intends to invest the proceeds in "Investment Grade Securities." We also note from your disclosure that it is unclear when the company will ultimately invest in properties. Please provide us with a detailed analysis of the exemption from registration under the 1940 Act that you intend to rely on and how your investment strategy will support that exemption. Please note that we may refer your response to the Division of Investment Management for further review.

6.   We note that through the Initial Warrant the Original Shareholder has the right to acquire a significant amount of shares at a cost that is substantially less than the public offering price. Please provide the information required by Item 506 of Regulation S-K.

7.   Please include the disclosure required by Item 403 of Regulation S-K.

8.   Please provide the scaled disclosure required by Item 404(d) of Regulation S-K.

9.   Please provide the disclosure required by Item 12 of the Instructions to Form S-11.

10.   The forepart of your prospectus contains many defined terms. For example, on the cover page of the prospectus, you include terms such as "Properties," "Investment Grade Securities" and "Working Capital Reserves." The meanings of terms you use in the forepart of your prospectus must be clear from the context. Accordingly, please eliminate defined terms throughout the forepart of the prospectus and use terms whose meanings are clear from the context instead. See Rule 421(d) of Regulation C. Note that it is appropriate to include a glossary that provides definitions of terms that are technical in nature or require varying methods of computation. See Item 13 of Industry Guide 5.

11.   We note that until you have invested your proceeds in properties, all proceeds will be invested in Investment Grade Securities. We further note your disclosure on page 6 that if the directors determine that the Company is not viable, the offering will be terminated, and all uninvested funds in any escrow or Company account, including interest, will be returned to investors within 10 days after termination of the offering. It is unclear from your disclosure whether you have appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors and advise as to whether there is any amount of securities that must be sold by a specified date for the offering to continue.

12.   Please discuss in the prospectus that the company is not organized and will not operate as a real estate investment trust. Also discuss how the company will not receive the tax advantages provided by REITs or advise us why such revision is not necessary. Please include any related risk factors.

Cover Page of the Prospectus

13.   Please note that the cover page of the prospectus should be as brief as possible and should only include generally the disclosure required by Item 501(b) of Regulation S-K and Item 1 of Industry Guide 5. We note, for example, your disclosure on the cover page regarding the "Glossary of Terms." It appears that such information could be better explained elsewhere in the prospectus, such as the summary. See also Rule 421 of Regulation C. Please revise or advise.

14.   We note your disclosure that your shares will be sold through registered investment advisors and broker-dealers. On the cover page of your prospectus, please identify the entities that will sell your shares and list them as underwriters or advise. Also revise accordingly your plan of distribution section. In addition, please advise us how the investment advisors will sell the shares. For example, will the company solicit investment advisers to offer the securities?

15.   Along with disclosure indicating that there is no public market for your securities, please clearly indicate whether the company intends to have its securities listed on an exchange and identify such exchange. If the company does not intend to have its securities listed, please clearly indicate this on the cover page. See Item 501(b)(4) of Regulation S-K.

16.   On the cover page of the prospectus, please state whether your offering will be sold on a best efforts basis. See Item 501(b)(8) of Regulation S-K.

17.   We note your disclosure on page 11 which states that the company has placed no restrictions on the sale and transfer of shares other than as set forth in the "Investor Suitability Standards" section. Please include a cross reference to this section on the cover page of your prospectus. See Item 1(b) of Form S-11.

18.   We note that you appear to have listed material risks related to the tax aspects of your offering, your use of proceeds, and conflicts of interests in your "Risk Factors" section. Please expand the discussion of your material risks on the cover page of the Prospectus to include a brief description of these issues. Refer to Item 1.A of Industry Guide 5 for guidance.

19.   Please disclose on the cover page of the prospectus the date that the offering will terminate and revise your disclosure accordingly throughout your prospectus. See Item 501(b)(8)(iii) of Regulation S-K.

20.   Please disclose any arrangements to place offering funds received in an escrow trust or similar arrangement on the cover page of your prospectus. See Item 501(b)(8)(iii) of Regulation S-K.

21.   We note your disclosure in footnote (1) to the table in which the company states that "no commissions will be paid by the company." From the disclosure on page 87, it appears that funds from the proceeds in the offering will be used to pay sales commissions to broker dealers. Please revise or advise.

22.   Please revise the cover page to disclose the minimum number of shares in the offering that must be sold if any are sold and include a table that shows the total maximum and minimum interest to be offered, if applicable. See Item 501(b))(8) of Regulation S-K and Item 1.C. of Industry Guide 5.

Prospectus Summary, page 1

23.   We note your disclosure on page 1 that an investment in your Shares may be suitable for persons seeking current cash distributions. Within this section please state the estimated maximum time from the closing date that an investor might have to wait to receive such distributions. See Please refer to Item 3.A.iv of Industry Guide 5.

24.   We note your statement on page 4 that, "The Company intends … to take immediate advantage of the significant opportunities to purchase stable, performing Properties at a price that will allow reasonable returns." Please provide support for this statement and revise the statement to indicate clearly that this is management's belief.

25.   Please disclose in the summary the person who has control over 2309 Holdings.

26.   We note your disclosure on page 4 that "until the Company shall have raised capital in excess of One Hundred Million Dollars … the members of the Board of Directors shall be appointed and/or removed by the Original Shareholder in its sole discretion." We also note that the company is only raising $50 million in this offering. Please discuss here and elsewhere in the prospectus the effect this will have on an investor's rights to remove and elect directors. Also revise accordingly the related risk in the risk factors section.

27.   Please identify Mr. Kirley as your promoter within this section. To the extent there are other promoters, please disclose as such. Please refer to Item 11(d) of Form S-11.

28.   Within this section please state that you have not identified any properties for acquisition.

29.   Please revise your use of proceeds table on pages 7 and 25 to include the dollar amounts and percentages of the maximum and minimum proceeds if applicable. See Item 3.B. of Industry Guide 5.

Policy with Respect to Leverage, 6

30.   Please disclose your maximum leverage policy. If you do not have such a policy, please disclose.

31.   We note you plan to invest the proceeds of your offering in Investment Grade Securities. Please tell us whether any of these securities will be used as collateral for any company debt obligation.

Conflicts of Interest, page 9

32.   Please disclose within this section that your promoter is also a partner with your outside legal counsel which has been engaged for this offering.

Distributions, page 10

33.   Please disclose whether you intend to pay distributions from sources other than your cash flow from operations, such as offering proceeds or debt.

Additional Information, page 12

34.   Please note that the current address of the Securities and Exchange Commission's Public Reference Room is 100 F Street, NE., Washington, DC 20549. Please revise here and throughout your prospectus accordingly.

Risk Factors, page 12

35.   We note that many of your risk factor subheadings merely state generic facts about your business. Please revise your risk factor subheadings to provide a more detailed description of the individual risk to which they relate. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you. For example only, we note the following subheadings:

- "Exercise of Rights Under the Initial Warrant," page 13;

- "Issues Involving the Investment Company Act," page 14;

- "Competition for Properties," page 15;

- "Competition for Investors," page 15;

- "Restrictions on Changes in Control," page 16;

- "General Risks Related to Investments in Real Estate," page 16;

- "Risk of Leverage," page 16;

- "Risk of Uninsured Losses," page 17;

- "Certain Possible Tax Risks," page 20; and

- "Status of the Company Under ERISA," page 22.

36.   Each risk factor should present only one discreet risk. We note that several of your risk factors contain multiple risks and therefore, they should be revised to present each separate risk under its own subheading. For example only, we note the following risk factors:

- "Uncertainty and Delays in Locating Suitable Investments," page 14;

- "General Risks Related to Investments in Real Estate," page 16;

- "Rent Income Dependent Upon Creditworthiness of Tenants," page 17;

- "Possible Environmental Liabilities," page 19;

- "Certain Possible Tax Risks," page 20

"Competition with Affiliates May Reduce Available Properties, Tenants, and Purchasers of Properties," page 15

37.   Please expand this disclosure to specifically identify any affiliated programs that are in direct competition with you.

"General Risks Related to Investments in Real Estate," page 16

38.   Please expand this risk factor to include a description of how current economic trends might affect an investment in your securities.

Use of Proceeds, page 27

39.   You disclose that if the Company sells the maximum number of shares and assuming that the expenses in the aggregate amount to $2,700,000,000 the Company's capitalization would be $47,300,000. Please correct this disclosure as it does not appear that you are expecting to incur $2.7 billion in expenses.

Management, page 27

40.   We note your disclosure here and on page 15 of your "Risk Factors" that you expect to rely upon independent advisors, consultants and other third-party professionals in connection with the evaluation of proposed investment properties. Please provide the information required by Item 9.B of Industry Guide 5 or provide us with a supplemental analysis as to why such information should not be required.

41.   Please provide the business experience information required by Item 401(e) of Regulation S-K for Mr. Kirley.

42.   Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that such person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

43.   Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert."

Asset Management, page 32

44.   We note your disclosure that the company will engage third-party professionals to monitor tenants' compliance of leasing obligations. Please discuss here or in the conflicts of interest section whether any of the third-party professionals engaged by the company could be affiliates.

Compensation of the Directors and Their Affiliates, page 36

45.   We note your disclosure on pages 36 and 37 concerning the company's engagement of Monaco Wealth Management LLC to be the company's registered investment manager in which Monaco would monitor the funds invested in Investment Grade Securities prior to being invested in Properties. In this section or the plan of distribution section, please clarify Monaco's registration. Also, discuss what services Monaco would provide to the company and how it would "monitor" the funds. In addition, please advise us whether Monaco would provide any advisory services to the company related to its investment in properties and whether the company and Monaco have entered into any preliminary agreements.

46.   Please provide additional details about the incentive participation in your Original Manager. For example, you should discuss how incentive participation will be determined for each director or other individual and how such compensation will be awarded.

Investment Objectives and Criteria, page 41

47.   We note your disclosure on page 43 that the company believes that it will have lower projected rates of return than many other real estate programs. Please reconcile this statement with your disclosure on page 32 that the company believes that the review process involving the full board gives it a unique, competitive advantage over other unaffiliated companies investing in real estate.

48.   We note your disclosure on page 43 and elsewhere in your prospectus that you intend to make interim investments in Investment Grade Securities while you are seeking or acquiring properties. Please indicate the type of securities (for example, bonds, preferred stocks, common stocks) and the industry groups in which you may invest. Please also state the criteria followed in your purchase of these securities. See Item 13(d) of the Instructions to Form S-11 for guidance.

Prior Performance Summary, page 41

49.   We note your disclosure on page 42 that, "While the Company's Directors have relevant business and real estate experience, none have ever sponsored any real estate programs with investment objectives similar to the company." Please note that Industry Guide 5 requires disclosure of prior performance of other programs that have invested primarily in real estate. Please revise to include the narrative summary and the prior performance tables as applicable. See Item 8.A. and Appendix II of Industry Guide 5.

Management's Discussion and Analysis of Financial Condition, page 50

50.   You disclose that you expect to meet all of your short term liquidity requirements
        from cash generated from operations. Please remove this disclosure as your
        currently have no properties to operate. In addition you disclose that operating
        revenues will be used to cover start-up costs and if those are not sufficient you are
        authorized to obtain secured and/or unsecured non-recourse financing. Please
        revise to clearly disclose that you currently have no operating revenues and that
        you may be unable to obtain debt financing.

51.   Within this section please include a discussion of expenses already incurred and
        your obligation to reimburse your Original Manager for all expenses incurred in
        connection with your organization or the offering of your shares.

Results of Operations, page 50

52.   Please revise to make it clear on what you intend to do with any future positive
        operating cash flows. You disclose that all operating cash flows will be
        distributed but then you disclose that there will be no guaranty that distributions
        will be made at any level.

Pro Forma Operating Information, page 50

53.   Please amend to remove the future pro forma operating information for the
        hypothetical acquisition of a 116 unit apartment complex. If this acquisition was
        considered probable in accordance with Rule 3-14 of Regulation S-X you would
        be required to provide historical audited financial statements for the property and
        you would also be required to provide pro forma financial statements that
        conformed to Article 11 of Regulation S-X. In no circumstances are you allowed
        to provide pro forma financial statements for future periods.

54.   Please tell us if the hypothetical acquisition of the 116 unit apartment complex in
        Topeka, Kansas is considered probable in accordance with Rule 3-14 of
        Regulation S-X. Please tell us how you have made your determination. If
        considered probable you would need to include historical financial statements of
        the property and pro forma financial statements.

Description of Shares, page 74

55.   We note your disclosure that you have applied for a listing of the shares on the
        NYSE Amex and that it is anticipated that your shares will be listed and traded on
        that exchange. Please provide us with a supplemental analysis describing any
        reasonable assurance you may have that your securities will be acceptable to a
        securities exchange for listing. Also consider including a risk factor describing
        the uncertainties associated with applying for a listing on an exchange.

56.   We note your disclosure on page 76 and throughout the prospectus that the voting rights of shareholders change significantly when the company shall have raised capital in excess of One Hundred Million Dollars ($100,000,000.00). Please disclose any plans you have to raise that amount of capital or state that you currently have no such plans.

Plan of Distribution, page 86

57.   We note your disclosure on page 86 that "if the Company is unable to register the Shares or list them on an acceptable exchange, the offering will be abandoned." Please disclose when this determination will occur in relation to the offering. Also discuss whether the funds would be held in escrow until such securities are listed, and if such securities are not listed whether an investor's full investment with interest would be returned to each investor.

58.   Please discuss whether the company intends to use any finders. See Item 508(i) of Regulation S-K.

Subscription Escrow Account, page 89

59.   We note your disclosure on page 89 that, "The subscription funds will be invested in short-term certificates of deposit, money market or other liquid asset accounts." Please reconcile this statement with the disclosure on the same page that "all funds from sales of Shares shall be invested in Investment Grade Securities."

Supplemental Sales Material, page 90

60.   We note your disclosure that website sales material will be authorized for use by the company in connection with this offering. However, it appears that you have no website. Within this section please describe your plans for establishing a web presence. If you have no such plans, remove the reference to your website.

Financial Statements, page F-1

61.   Please revise to provide audited financial statements as required by Rule 3-01 of Regulation S-X with all of the required footnotes.

62.   Please revise to remove all of the Pro Forma operating information on page F-3 as noted in a prior comment.

Exhibits

63.   We note that you have included a form of subscription agreement and power of attorney as Exhibit A and your operating agreement as Exhibit B to your registration statement. Please file these agreements on EDGAR pursuant to Item 601(b)(10) of Regulation S-K.

64.   We note the agreements associated with the following disclosure:

   * "Engagement Contract with Husch Blackwell Sanders LLP," page 36.

   Please file this agreement as an exhibit with your next amendment or advise as to why the agreement is not material. See Item 601(b)(10) of Regulation S-K.

65.   We note that your Articles of Organization and Bylaws do not present the number of shares you are authorized to issue. Supplementally, please tell us the number of shares that you are authorized to issue or explain why you have not disclosed such information.

Tax Opinion

66.   Please advise counsel that the tax opinion should opine upon whether the company will be taxed as a partnership. Please revise the tax opinion or the federal tax consequences section of the prospectus accordingly. If the company chooses to include the opinion in the prospectus, please revise the prospectus to state specifically that the discussion in the tax consequences section is counsel's opinion.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 96

67.   Please provide the information required by Item 701 of Regulation S-K with respect to your Initial Warrant.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Charles Christian Kirley, Esq.
        Via facsimile: (816) 421-0596